UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 2)

Solicitation/Recommendation Statement Under Section 14(d)(4)
 of the Securities Exchange Act of 1934

WEBMD HEALTH CORP.
(Name of Subject Company)

WEBMD HEALTH CORP.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

94770V 10 2
 (CUSIP Number of Class of Securities)

Douglas W. Wamsley, Esq.
Executive Vice President, Co-General Counsel and Secretary
WebMD Health Corp.
395 Hudson Street
New York, New York 10014
(212) 624-3700
(Name, address and telephone number of person authorized
 to receive notices and communications on behalf of the persons filing statement)

Copies to:

Creighton O’M. Condon, Esq.
Scott Petepiece, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
 (212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by WebMD Health Corp. (the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2017 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Diagnosis Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of MH Sub I, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $66.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed with the SEC on August 7, 2017 by Parent, Purchaser and KKR North America Fund XI L.P., a Cayman Islands limited partnership and an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and Purchaser. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information

The information set forth in “Item 8. Additional Information—Certain Litigation” is hereby amended and restated in its entirety as follows:

“Certain Litigation

On August 9, 2017, Jeffrey Rubin filed a purported stockholder class action lawsuit concerning the Transactions against the Company and the directors of the Company in the U.S. District Court for the Southern District of New York.  In the case, captioned Jeffrey Rubin v. WebMD Health Corp., et al., Case No. 1:17-cv-06019, plaintiff alleges that this Schedule 14D-9 omits or misrepresents material information, including, among other things, with respect to certain financial data and analyses underlying J.P. Morgan’s opinion and purported conflicts of interest on the part of the Company’s “insiders” and J.P. Morgan.  Jeffrey Rubin asserts claims under the federal securities laws and seeks, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close.

On August 11, 2017, Robert Berg filed a substantially similar putative stockholder class action lawsuit against the Company and the directors of the Company, also in the U.S. District Court for the Southern District of New York.  The case is captioned Robert Berg v. WebMD Health Corp., et al., Case No. 1:17-cv-06064.  Plaintiff alleges that this Schedule 14D-9 omits or misrepresents material information, including, among other things, with respect to certain financial data and analyses underlying J.P. Morgan’s opinion and purported conflicts of interest on the part of the Company’s “insiders” and J.P. Morgan.  Plaintiff asserts claims under the federal securities laws and seeks, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close.

The outcome of these lawsuits cannot be predicted with certainty; however, the Company believes that they are without merit and intends to vigorously defend against them.  If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2017	WEBMD HEALTH CORP.

	By:	/s/ Douglas W. Wamsley
	Name:	Douglas W. Wamsley
	Title:	Executive Vice President, Co-General Counsel and Secretary